FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                              Contact: Dan Suesskind
                                              Chief Financial Officer
                                              Teva Pharmaceutical Industries Ltd.
                                              (011) 972-2-589-2840
                                      George Barrett
                                              President and CEO
                                              Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                      Liraz Kalif / Kevin Mannix
                                              Investor Relations
                                              (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES GLOBAL IN-MARKET FIRST QUARTER SALES OF ITS BLOCKBUSTER COPAXONE® INCREASED 29% TO $329 MILLION

Jerusalem, Israel, May 5, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today, in conjunction with the release of the Sanofi-Aventis group's financial results, that global in-market sales of Copaxone® reached a record $329 million in the first quarter ended March 31, 2006. Once again, Copaxone® was the fastest growing multiple sclerosis (MS) therapy worldwide, with a growth of 29% in sales over the comparable quarter of 2005.

U.S. sales in the first quarter 2006 increased 36% over the first quarter 2005 to $221 million. According to IMS data in the US, Copaxone® continued to strengthen its position as market leader reaching market share of 33.9% in TRx and 34.9% in NRx in March 2006.

For the first quarter 2006, sales outside the U.S., mainly in Europe, increased by 17% over the comparable quarter of 2005, to $108 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: May 5, 2006